

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Via E-mail
Anthony Lam
Chief Financial Officer
Points International Ltd.
171 John Street, 5th Floor
Toronto, Ontario, Canada M5T 1X3

      Re: Points International Ltd.
               Form 40-F for the Fiscal Year Ended December 31, 2013
               Filed March 7, 2014
               File No. 001-35078

Dear Mr. Lam:

We have reviewed your letter dated March 31, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 20, 2013.

General

1.   We note that you have not provided full responses to certain comments on the basis that disclosure of information requested in our prior comment could adversely impact the company. Please be advised that this is not a basis for providing an incomplete response to our comments. If your response includes information you consider confidential, you may request confidential treatment of the information in accordance with the requirements and procedures set forth under Rule 83 of the Commission's Rules of Practice. Information regarding these procedures is available on our website at http://www.sec.gov/foia/conftreat.htm.

Form 40-F for the Fiscal Year Ended December 31, 2013

Exhibit 99.1 Annual Information Form

Economic Dependence

2.   You state that for the year ended December 31, 2013, four partners represented 83% of your total revenue. In light of the economic dependence on these partners, please tell us what consideration you gave to discussing your rights and obligations under these agreements, and identifying these partners.

Exhibit 99.2

Note 3. Significant Accounting Policies

(b) Revenue recognition, page 12

3.   We note that in your response to prior comment 1 you did not provide the significant terms and conditions for each of your arrangement types as previously requested. Please describe in reasonable detail the terms and conditions, as well as the revenue recognition methodology, for each significant type of arrangement you enter into with partners and end users. For example, we note from your website that you offer products such as the Points.com Consumer Hub, Points Business Solutions and Points Additional Services that were not addressed in your response. As part of your response, please also explain the difference in your arrangement terms related to principal revenue and other partner revenue that results in different revenue reporting (i.e. gross vs. net).

4.   Also, in your response to prior comment 1 you quantified the percentage of total revenue attributed to customized technical design work which was not material. Please tell us how you considered the other types of services you describe in your revenue recognition policy, such as technical design and development work performed at the commencement of the arrangement and hosting services in determining that presenting services separately from the sale of loyalty currency is not necessary.

Note 19. Guarantees, Commitments and Contingencies, page 34

5.   We note your disclosure of contractual guarantees on the minimum value of transactions processed over the terms of your agreements with certain loyalty program partners. Please describe the significant terms and conditions of these guarantees in further detail. Also tell us what consideration was given to disclosing the uncertainties relating to the amount of any future cash outflow under these guarantees. Refer to IAS 37.86(b).

Dependence on loyalty program partners, page 36

6.   We note your response to prior comment 2 where you indicate that you are not substantially dependent on any loyalty program partner and you believe that the omission of the disclosure required under IFRS 8.34 is not material to your financial statements. Please tell us the amount of revenue attributed to each significant loyalty program partner for each period presented.

Exhibit 99.3 Management's Discussion and Analysis

Results of Operations

Revenue, Direct Costs and Gross Margin, page 7

7.   We note your response to prior comment 3 and we continue to believe that, where two or more material factors contribute to principal revenue growth, you should provide quantitative disclosure with respect to each factor. In particular, as discussed in Results of Operations in your 2013 40-F and Ex. 99.2 of your Form 6-K filed May 9, 2014, the portion of revenue growth attributable to your existing customers as compared to the portion attributable to new partners should be quantified, in the aggregate, to provide investors with insight into the nature of your principal revenue growth. Please provide this information on a going-forward basis.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief